MTS Announces Full Year and Fourth Quarter 2013 Financial Results

Ra’anana, Israel –March 6, 2014 – MTS – Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of Telecommunications Expense Management (TEM) and Enterprise Mobility Management (EMM) solutions and Mobile Virtual Network Enabler (MVNE) services, today announced its financial results for the fourth quarter and the year ended December 31, 2013.

Revenues for the year ended December 31, 2013 were $12.5 million, compared with revenues of $13.1 million in 2012. Revenues for the fourth quarter of 2013 were $3.1 million, compared with revenues of $3.5 million in the fourth quarter of 2012.

The Company’s operating profit was $1.7 million for the year ended December 31, 2013 compared with operating profit of $2.0 million for the same period last year. Net income for the year ended December 31, 2013 was $1.4 million or $0.30 per diluted share, compared with net income of $1.4 million or $0.30 per diluted share in 2012. Net income for the year ended December 31, 2012 was negatively affected by a non-recurring tax charge of approximately $1.05 million as a result of the Israeli court tax ruling with respect to the 1997 to 1999 period.

The Company’s operating profit was $519,000 in the fourth quarter of 2013 compared to an operating profit of $548,000 for the fourth quarter of 2012. Net income for the fourth quarter was $479,000 or $0.10 per diluted share, compared with net income of $351,000 or $0.08 per diluted share in the fourth quarter of 2012. Net income for the fourth quarter of 2012 was negatively affected by the non-recurring tax charge of approximately $604,000 as a result of the Israeli court tax ruling with respect to the 1997 to 1999 period.

As previously announced, the Company’s agreement with Simple Mobile, now part of TracFone, to provide hosted billing services for minimum monthly payments of $300,000 ended at December 31, 2013.

As of December 31, 2013, the Company had cash and cash equivalents of $6.4 million as compared to $4.2 million as at December 31, 2012. During the twelve month period ended December 31, 2013 the Company had operating cash flow of $2.1 million compared with operating cash flow of $807,000 during the twelve month period ended December 31, 2012.

"Our fourth quarter results were in line with our expectations. We are continuing to see opportunities in the TEM, MVNE and Mobile Money markets, both directly and through partners, and are working diligently to convert these opportunities into new contracts. In parallel, we are also exploring M&A transactions as part of our strategy to enhance our business and increase shareholder value." said Eytan Bar, CEO of MTS.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative products and services for Telecom Expense Management (TEM), Enterprise Mobility Management (EMM), Mobile Virtual Network Operators and Enablers (MVNO/MVNE) and Mobile Money services and solutions used by mobile service providers.

The MTS TEM Suite solution enables enterprises to gain visibility and control of strategic fixed and mobile telecom assets, services and IT security policies that drive key business processes and crucial competitive advantage. The MTS cloud, consulting and managed services solutions — including integrated management of invoices, assets, wireless, optimization, usage, mobile device management, procurement, help desk and bill payment, along with dashboards and reporting tools — provide professionals at every level of the organization with rapid access to concise, actionable data.

MTS’s solutions for telecommunication service providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS provides MVNE services to allow the quick launch of new MVNO initiatives in a pay as you grow and revenue share models. In addition, MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, WiMAX, MVNO) to rapidly install a full-featured and scalable solution.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States and Hong Kong and through distribution channels. MTS shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Company:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: Alon.Mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2013	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,369	$4,190
Restricted cash	63	38
Restricted marketable securities	153	139
Trade receivables, net	943	1,066
Deferred income tax	-	371
Other accounts receivable and prepaid expenses	147	175

Total current assets	7,675	5,979

LONG-TERM ASSETS:
Severance pay fund	725	658
Other investments	-	4

Total long-term assets	725	662

PROPERTY AND EQUIPMENT, NET	183	245

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	567	759

Total other assets	4,046	4,238

Total assets	$12,629	$11,124

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2013	2012
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$254	$279
Accrued expenses and other liabilities	2,200	2,393
Deferred revenues	1,766	1,648
Liabilities of discontinued operations	362	435

Total current liabilities	4,582	4,755

LONG-TERM LIABILITIES -
Accrued severance pay	857	800
Deferred tax liability	29	-
Total long-term assets	886	800

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	13	13
Additional paid-in capital	20,317	20,120
Treasury shares	(29)	(29)
Accumulated other comprehensive income	(6)	5
Accumulated deficit	(13,134)	(14,540)

Total shareholders' equity	7,161	5,569

Total liabilities and shareholders' equity	$12,629	$11,124

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		Three months ended December 31,
	2013	2012	2013	2012
Revenues:
Services	$10,396	$9,461	$2,550	$2,435
Product sales	2,076	3,665	565	1,043

Total revenues	12,472	13,126	3,115	3,478

Cost of revenues:
Services	3,254	3,340	626	882
Product sales	770	1,154	171	267

Total cost of revenues	4,024	4,494	797	1,149

Gross profit	8,448	8,632	2,318	2,329

Operating expenses:
Research and development, net of grants from the OCS	1,389	1,329	370	326
Selling and marketing	2,164	2,457	588	857
General and administrative	3,188	2,804	841	598

Total operating expenses	6,741	6,590	1,799	1,781

Operating profit	1,707	2,042	519	548
Financial income (expenses), net	61	60	(7)	80

Income before taxes on income	1,768	2,102	512	628
Tax on income	435	736	106	277

Net income from continuing operations	$1,333	$1,366	$406	$351

Net income from discontinued operations	73	-	73	-

Net income	$1,406	$1,366	$479	$351

Basic and diluted net income per Ordinary share	$0.30	$0.30	$0.10	$0.08

Weighted average number of Ordinary shares used in computing basic net income per share	4,659,230	4,478,677	4,665,557	4,539,323

Weighted average number of Ordinary shares used in computing diluted net income per share	4,720,966	4,531,384	4,701,968	4,669,887